UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

I.       General Identifying Information

1.       Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[_]	Merger

[x]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of the form and complete verification at the end of the form.)

[_] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: Federated Investment Portfolios

3.       Securities and Exchange Commission File No.: 811-07461

4.       Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[_]	Initial Application	[x]	Amendment

5.       Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Federated Investors Funds
4000 Ericsson Drive
Warrendale, PA 15086-7561

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Alice Helscher
Reed Smith LLP
Reed Smith Centre
225 Fifth Avenue
Pittsburgh, PA 15222-2716
412.288.1202

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

Registrant –
Reed Smith LLP
Investment Management Group (IMG)
Reed Smith Centre
225 Fifth Avenue
Pittsburgh, PA 15222-2716

(Notices should be sent to the Agent for Service at above address)
Federated Investors Funds
4000 Ericsson Drive
Warrendale, PA 15086-7561

Administrator –
Federated Administrative Services
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3779

Investment Adviser –
Federated Research Corp.
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3779

Subadviser –
United States Trust Company of New York
114 West 47th Street
New York, NY 10036-1510

Transfer Agent and Dividend Disbursing Agent –
Federated Services Company
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3779

Custodian –
Federated Services Company
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3779

8.	Classification of fund (check only one):

[x]	Management company;

[_]	Unit investment trust; or

[_]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[x]	Open-end	[]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Adviser:
Federated Research Corp.
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222-3779

Subadviser:
United States Trust Company of New York
770 Broadway
New York, NY 10003-9598

12.	Provide the name and address of each principal underwriter of the fund, even if the fund's contracts with those underwriters have been terminated:

Federated Securities Corp. acted as placement agent of the beneficial interests of each series of the Registrant (“Registrant Interests”). No offer or sale of Registrant’s Interests were made that required the Registrant Interests to be registered under the Securities Act of 1933, as amended.

13.	If the fund is a unit investment trust ("UIT") provide:

(a)	Depositor's name(s) and address(es):

(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[_] Yes	[x] No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes                                               [] No

If Yes, state the date on which the board vote took place: May 13, 1998

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[_] Yes                                               [x] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: The Declaration of Trust provides that the Registrant may be dissolved by majority action of the Trustees upon the dissolution and termination of the last remaining series of the Trust.

II.       Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[x] Yes	[_] No

(a)	If Yes, list the date(s) on which the fund made those distributions:
September 25, 1998

(b)	Were the distributions made on the basis of net assets?

[x] Yes	[_] No

(c)	Were the distributions made pro rata based on share ownership?

[x] Yes	[_] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[x] Yes	[_] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: 100% of Fund shares were owned by Federated Bond Index Fund.

17.	Closed-end funds only:

Has the fund issued senior securities?

[_] Yes	[_] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[x] Yes	[_] No
The Registrant’s portfolio, Bond Index Portfolio, was a Hub portfolio to a Hub and Spoke structure. Federated Bond Index Fund, a series of Federated Investment Trust, was a Spoke portfolio (and the only investor) that achieved its investment objective by investing all of its assets in Bond Index Portfolio. Upon the acquisition of assets of Federated Bond Index Fund by Federated Total Return Bond Fund, a series of Federated Total Return Series, Inc., Federated Bond Index Fund redeemed all of its interests in Bond Index Portfolio. Bond Index Portfolio’s assets were distributed in-kind to Federated Bond Index Fund and the Registrant had no remaining assets.

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[_] Yes	[x] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.       Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[_] Yes	[x] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed.

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[_] Yes	[_] No

21.	Does the fund have any outstanding debts (other than face amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[_] Yes	[x] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.       Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:
All expenses of the liquidation were covered by a Federated entity other than the Registrant.

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[x] Yes	[_] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
File number: 811-07461
Date: August 3, 2010

V.       Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[_] Yes	[x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[_] Yes	[x] No

If Yes, describe the nature and extent of those activities:

VI.       Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-_____

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Federated Investment Portfolios, (ii) he is the Secretary of Federated Investment Portfolios and iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

(Signature)

/s/ John W. McGonigle
John W. McGonigle
Secretary, Federated Investment Portfolios